PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Amex Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces EAC Application Accepted for Review

Vancouver BC,  July 12, 2010:  The Company is pleased to announce that the British Columbia Environmental Assessment Office (BCEAO) has accepted for Review the Company’s Application for an Environmental Assessment Certificate.  The BCEAO has also informed the Company that the Company has met the requirements of the Section 11 Order with respect to both public and First Nations Consultation and is satisfied with the Consultation Plans proposed by the Company for the Application Review period.  The 180-day Environmental Assessment Certificate Application Review period begins on July 12, 2010.

The Environmental Assessment Certificate is required to apply for the various Licences and Permits required for the construction, operation, decommissioning and reclamation of the proposed 30,000 tonnes ore per day open-pit mine (over a projected mine life of 21 years) at the Morrison property located in Central BC, Canada.

In addition, the BCEAO has accepted the following Licences and Permits for Concurrent Review:

1.

Mining Lease, Ministry of Energy Mines and Petroleum Resources

2.

Crown Lease for mineral tenure 520519 (tailings storage facility), Integrated Land Management Bureau

3.

Statutory Right-of-Way Crown Land Tenure for the transmission line, Integrated Land Management Bureau

4.

Occupant Licence to Cut for the mine site, Ministry of Forests and Range

5.

Special Use Permit, Ministry of Forests and Range

6.

Road Permits and Road Use Agreements, Ministry of Forests and Range

7.

Forest Licence to Cut for the transmission line, Ministry of Forests and Range

The Company is pleased to have achieved these essential milestones towards commencement of construction that will lead to commercial metal production of the 100% owned Morrison Copper/Gold Project.

For information regarding Pacific Booker Minerals Inc., and to view our Khandaker and Standard & Poor’s reports, our 3D animations of the Morrison ore body and site plan, please visit our website home page at http://www.pacificbooker.com.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml